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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDE IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND(d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No.2)*


                                Kitty Hawk, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   498326206
         ---------------------------------------------------------------
                                 (CUSIP Number)


                               September 26, 2005
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

                                  Page 1 of 5

                             ----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No. 498326206                       13G           Page 2 of 5 Pages

  ------------------------------------------------------------------------
    1.   NAMES OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                   ###-##-####
  ------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC USE ONLY

  ------------------------------------------------------------------------
    4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
  ------------------------------------------------------------------------

                  5.  Sole Voting Power

    Number            3,123,385
    Shares        ---------------------------------------------------------
    Beneficially  6.  Shared Voting Power
    Owned by
    Each              2,660,842
    Reporting     ---------------------------------------------------------
    Person        7.  Sole Dispositive Power

                      3,123,385
                  ---------------------------------------------------------
                  8.   Shared Dispositive Power

                       2,660,842
  ------------------------------------------------------------------------
    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,784,227
         * The shares reported herein consist of (i) 5,588,861 shares of common stock; and (ii) 195,366 warrants to purchase common stock at an exercise price of $0.000001 per share
  ------------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

  ------------------------------------------------------------------------
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.5%
  ------------------------------------------------------------------------
    12.  TYPE OF REPORTING PERSON

         IN-IA-OO**
  ------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  **See Item 4.

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                                                                     Page 3 of 5
 Item 1(a). Name of Issuer:                     Kitty Hawk, Inc.

 Item 1(b). Address of Issuer's
            Principal Executive Offices:        1515 West 20th Street
                                                P.O. Box 612787
                                                Dallsa/Fort Worth International
                                                Airport, TX 75261

 Item 2(a). Name of Person Filing:              Lloyd I. Miller, III

 Item 2(b). Address of Principal Business
            Office or, if none, Residence:      4550 Gordon Drive, Naples,
                                                Florida  34102

 Item 2(c). Citizenship:                        U.S.A.

 Item 2(d). Title of Class of Securities:       Common Stock

 Item 2(e). CUSIP Number:                       498326206

 Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) or
         13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable, this statement is filed pursuant to 13d-1(c)


  Item 4. OWNERSHIP: The reporting person has shared dispositive and voting power with respect to 2,660,842 shares of the reported securities as an investment advisor to the trustee of certain family trusts. The reporting person has sole dispositive and voting power with respect to 3,123,385 of the reported securities as (i) the manager of a limited liability company that is the general partner of certain limited partnerships and (ii) the custodian to accounts set up under the Florida Uniform Gift to Minors Act.

          (a)  5,784,227

          (b)  11.5%

          (c) (i) sole voting power:  3,123,385

              (ii) shared voting power: 2,660,842

              (iii) sole dispositive power: 3,123,385

              (iv) shared dispositive power: 2,660,842

 Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

 Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.






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                                                                     Page 4 of 5

 Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.

 Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

 Item 9. NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.


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                                                                     Page 5 of 5

Item 10. CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  October 3, 2005                          /s/ Lloyd I. Miller, III
                                                 ------------------------------
                                                 Lloyd I. Miller, III